DataMill Media Corp.
                         1205 Hillsboro Mile, Suite 203
                            Hillsboro Beach, FL 33062
                                 (954) 876-1181

                                  April 4, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Laura Nguyen, Esq.
           Attorney-Advisor
                and
           Sonia Bednarowski, Esq.
           Division of Corporation Finance

Re: Datamill Media Corp.
    Registration Statement on Form S-1, Amendment No. 1
    Filed on March 16, 1011
    File No. 333-172010

Dear Madam or Sir,

     This letter is in response to your letter to me of March 30, 2011, regarding the above referenced matter ("Comment Letter"). Datamill Media Corp. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comment Letter follow:

1. WE NOTE THAT ON MARCH 17, 2011 YOU FILED YOUR FORM 10-K, FOR FISCAL YEAR ENDED DECEMBER 31, 2010. TO THE EXTENT THAT OUR COMMENTS TO YOUR FORM S-L ARE RELEVANT TO YOUR EXCHANGE ACT FILINGS, PLEASE CONFIRM THAT YOUR DISCLOSURE IN FUTURE EXCHANGE ACT FILINGS WILL BE RESPONSIVE TO SUCH COMMENTS.

RESPONSE

     We confirm that to the extent your comments to our Form S-1 are relevant to our Exchange Act filings, our disclosure in our future Exchange Act filings will be responsive to such comments.

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT TWO AND REISSUE. PLEASE REVISE THROUGHOUT TO REFLECT THE ANTICIPATORY NATURE OF YOUR PROPOSED OPERATIONS BY REMOVING STATEMENTS THAT SUGGEST THAT YOU HAVE ALREADY BEGUN OPERATIONS OR THAT YOU HAVE CLIENTS. FOR EXAMPLE, PLEASE REMOVE YOUR STATEMENT ON PAGE 17 THAT "[T]HE FUNDAMENTAL ASPECT OF THESE SERVICES IS [YOUR] ABILITY TO ASSEMBLE A TEAM OF LEGAL, ACCOUNTING, MARKETING AND OTHER PROFESSIONALS WHO CAN GUIDE [YOUR] PRIVATE COMPANY CLIENTS THROUGH THE COMPLEX PROCESS OF BECOMING PUBLIC AND CAN PROVIDE COMPLIANCE AND STRATEGIC MANAGEMENT CONSULTING TO PUBLIC COMPANY CLIENTS WITH AN AIM OF ENHANCING THEIR INTRINSIC VALUE AND MARKET CAPITALIZATION." SIMILARLY, PLEASE REMOVE YOUR STATEMENT ON PAGE 17 THAT YOUR "REVENUE RECOGNITION POLICY FOR MANAGEMENT CONSULTING SERVICES IS BASED ON THE VALUE RECEIVED BY [YOUR] CUSTOMERS AT MEASURABLE MILESTONES DURING THE PROCESS THAT [YOUR] CLIENTS UNDERGO IN BECOMING PUBLIC COMPANIES."

RESPONSE

     We have revised our filing to reflect the anticipatory nature of our proposed operations and have deleted the two statements suggested in your comment.

SUMMARY OF OUR OFFERING, PAGE 3 OUR BUSINESS, PAGE 3

3. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT ONE REGARDING YOUR STATUS AS A SHELL COMPANY. PLEASE REVISE TO DISCLOSE YOUR STATUS AS A SHELL COMPANY IN THIS SECTION.

RESPONSE

     In response to this comment, we have inserted the following language on page 3 of the prospectus of our filing:

     "We are a "shell company" as defined in Rule 405 of the Securities Act of 1933, as amended."

4. WE NOTE YOUR DISCLOSURE ON PAGE 3 THAT YOU WILL RELY ON YOUR OFFICERS AND DIRECTORS TO FUND OPERATIONS DURING YOUR OFFERING. PLEASE DISCLOSE HERE THAT YOU DO NOT HAVE A WRITTEN AGREEMENT WITH YOUR OFFICERS AND DIRECTORS TO FUND YOUR OPERATING EXPENSES DURING THIS PERIOD.

RESPONSE

     In response to this comment, we have inserted the following language on page 3 of our prospectus:

     "However, we do not have any written agreements with our officers and directors to fund our operating expenses during the 270 days during which this offering will be made."

USE OF PROCEEDS,  PAGE 10

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
5. WE NOTE YOUR DISCLOSURE ON PAGE 10 THAT THE PROCEEDS FROM THIS OFFERING WILL ALLOW YOU TO OPERATE FOR 12 MONTHS WHETHER THE MINIMUM OR MAXIMUM AMOUNT IS RAISED. PLEASE REVISE, HERE AND THROUGHOUT, THAT IT IS YOUR BELIEF THAT THE PROCEEDS WILL ALLOW YOU TO OPERATE FOR 12 MONTHS.

RESPONSE

     We have revised our disclosure on pages 4, 11, 15 and 16 and throughout our prospectus to state that it is our "belief" that the proceeds will allow us to operate for 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF DEVELOPMENT STAGE ACTIVITIES, PAGE 14

PLAN OF DEVELOPMENT STAGE ACTIVITIES, PAGE 15

6. WE NOTE YOUR DISCLOSURE ON PAGE 15 THAT, "[ASSUMING YOU RAISE THE MINIMUM AMOUNT IN THIS OFFERING, [YOU] BELIEVE [YOU] CAN SATISFY [YOUR] CASH REQUIREMENTS DURING THE NEXT 12 MONTHS" AND THAT, "[ASSUMING YOU RAISE THE MAXIMUM AMOUNT IN THIS OFFERING, [YOU] BELIEVE THAT [YOU] CAN IMPLEMENT [YOUR] BUSINESS PLAN, FINALIZE [YOUR] PRODUCT RESEARCH AND DEVELOPMENT, PURCHASE THE REQUIRED COMPUTER EQUIPMENT AND STOCK YOUR INVENTORY WITH THE ELECTRONIC AND HARD COPIES OF THE INSTRUCTION MANUAL, INSTRUCTION BOOKLETS AND EXAMPLE TEMPLATES RELATED TO THE CONSULTING AND EDUCATIONAL MATERIAL [YOU] INTEND TO PROVIDE ,,,." PLEASE REVISE TO DISCLOSE THE SERVICES AND PRODUCTS THAT YOU BELIEVE YOU WILL PROVIDE IF YOU ONLY RAISE THE MINIMUM AMOUNT. TO THE EXTENT THAT YOU WILL NOT BE ABLE TO BEGIN OFFERING YOUR SERVICES AND SELLING PRODUCTS IF YOU SELL ONLY THE MINIMUM AMOUNT OF SHARES, PLEASE DISCLOSE HERE AND IN YOUR PROSPECTUS SUMMARY.

RESPONSE

     We have revised our disclosure on pages 4, 15 16 and elsewhere in our prospectus to disclose the extent that we will be able to begin offering our services and selling our products if we sell only the minimum amount of shares.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 16

7. WE NOTE YOUR DISCLOSURE ON PAGE F-15 REGARDING THE LOAN MADE TO YOU ON JANUARY 5, 2011 FOR $25,000 IN EXCHANGE FOR A PROMISSORY NOTE BEARING INTEREST AT 5% WITH A TERM OF SIX MONTHS AND YOUR DISCLOSURE THAT IN LIEU OF INTEREST YOU WILL ISSUE 75,000 RESTRICTED SHARES OF YOUR COMMON STOCK TO THE NOTE HOLDER. PLEASE DISCLOSE THE TERMS OF THIS LOAN HERE, IN YOUR DESCRIPTION OF SECURITIES SECTION AND IN YOUR SUMMARY OF OUR BUSINESS SECTION. IN ADDITION, PLEASE DISCLOSE IN YOUR CERTAIN TRANSACTIONS SECTION THAT MR. BEATTY HAS PERSONALLY GUARANTEED THE OBLIGATIONS AND PAYMENT OF THE NOTE.

RESPONSE

     In response to this comment, we have inserted the following language under Liquidity and Capital Resources, Description of Securities and in our Summary of Our Business, as well as, in the Certain Transactions section:

     "On January 5, 2011, an unaffiliated entity loaned us $25,000 in exchange for a promissory note for such sum. The promissory note bears interest at the rate of 5% per year and will be due and payable on July 5, 2011. The promissory note requires the Company to issue 75,000 shares of restricted common stock to the lender in lieu of accrued interest on the note when the note is paid. In addition, Vincent Beatty, our President, personally guaranteed payment and performance of the note and pledged 201,000 of his Datamill restricted common stock owned by Mr. Beatty as collateral to secure this $25,000 loan and to secure his guaranty of the loan."

BUSINESS,, PAGE 17 BUSINESS OVERVIEW, PAGE 17

8. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 31 AND REISSUE. PLEASE SUBSTANTIALLY REVISE TO INCLUDE A PLAN OF OPERATION WHICH PROVIDES A TIMELINE THAT DESCRIBES EACH STEP YOU INTEND TO TAKE IN ORDER TO BEGIN EARNING REVENUES AND THE ESTIMATED COST OF EACH STEP.

RESPONSE

     In response to this comment, we have revised our disclosure to include a timeline that describes each step we intend to take in order to begin earning revenues and the estimated cost of each step at pages 4, 15, 16, 20 and 21 of our prospectus

9. WE NOTE THAT YOU PLAN ON OFFERING ACCOUNTING AND CORPORATE GOVERNANCE SERVICES AND THAT YOU WILL "ASSEMBLE A TEAM OF LEGAL, ACCOUNTING, MARKETING AND OTHER PROFESSIONALS" TO GUIDE YOUR FUTURE CLIENTS. PLEASE DISCLOSE WHETHER YOU WILL EMPLOY FINANCIAL ACCOUNTANTS AND LEGAL COUNSEL AS EMPLOYEES IN RESPONSE TO THESE SERVICES.

RESPONSE

     In response to this comment, we have inserted the following language into the first paragraph under Business Overview on page 19 of our filing:

     "Initially, and until we have sufficient business and revenues, we will contract with legal, accounting, marketing and other professionals on a flat fee or hourly fee basis to assist us in providing our planned consulting services and will not employ such professionals."

MANAGEMENT, PAGE 19 CONFLICTS OF INTEREST, PAGE 20

10. WE NOTE YOUR DISCLOSURE ON PAGE 19 THAT DEVKON DOES NOT OFFER SERVICES SIMILAR TO OR COMPETITIVE TO YOURS. PLEASE ADVISE AS TO HOW DEVFKON, A CONSULTING FIRM WHERE MR. BEATTY "HAS TRANSACTED SEVERAL REVERSE MERGERS AS WELL AS GUIDED SEVERAL START-UPS IN COMPLETING THEIR OWN DIRECT PUBLIC OFFERINGS" IS NOT SIMILAR TO OR COMPETITIVE TO YOUR INTENDED BUSINESS WHICH INCLUDES "[MANAGEMENT CONSULTING TO COMPANIES SEEKING TO ENTER THE CAPITAL MARKET VIA SELF-UNDERWRITING OR DIRECT PUBLIC OFFERING." TO THE EXTENT THAT DEKVON'S BUSINESS IS SIMILAR TO YOUR INTENDED BUSINESS, PLEASE DISCUSS MR. BEATTY'S CONFLICTS OF INTEREST HERE AND REVISE YOUR RISK FACTOR SECTION TO INCLUDE A RISK FACTOR THAT DISCUSSES THESE CONFLICTS. IN ADDITION, WE NOTE YOUR DISCLOSURE THAT MR. HAGAN IS AN INDEPENDENT MANAGEMENT CONSULTANT. PLEASE ALSO DISCLOSE HIS CONFLICTS OF INTERESTS HERE AND DISCUSS THESE CONFLICTS IN YOUR RISK FACTOR SECTION.

RESPONSE

     In response to this comment , we have inserted the following language under Management, Conflicts of Interest on page 23 of our filing:

     "Our President, Vincent Beatty, owns Devken Inc., a company that historically was in a business similar the ours. However, Devken Inc. has conducted no business during the past two years. Mr. Beatty has committed to the Company that he will not conduct any business through Devken Inc, or allow Devken Inc. to conduct any business that is similar to or competitive with the Company so long as Mr. Beatty is an officer or director of the Company.

     Thomas Hagan, our Secretary and Director, has been a management consultant for several years. Mr. Hagan has committed to the Company that he is not currently active in any management consulting roles other than his work for the Company and that he will not engage in any other management consulting roles while he is working for the Company."

     Based on the commitments of our officers set out above, we do not believe that any conflicts of interest will arise and we do not believe a conflicts of interest risk factor is warranted.

FUTURE SALES BY EXISTING STOCKHOLDERS, PAGE 22

11. WE NOTE YOUR DISCLOSURE ON PAGE 22 THAT "[SJNCE YOU ARE A SHELL COMPANY, RULE 144 IS NOT AVAILABLE FOR THE RESALE OF [YOUR] RESTRICTED SECURITIES." PLEASE REVISE TO INCLUDE A BRIEF DISCUSSION OF WHEN THE SECURITIES HELD BY YOUR CURRENT STOCKHOLDERS MAY BE SOLD PURSUANT TO RULE 144.

RESPONSE

     In response to this comment, we have inserted the following language on page 25 of our filing:

     "Since we are a shell company, Rule 144 is not currently available for the resale of our restricted securities and will not be available for the resale of our restricted securities until such time as (i) we cease being a "shell company" as defined in Rule 405 of the Securities Act of 1933, as amended; (ii) we file current "Form 10" information with the Securities and Exchange Commission; (iii) we are subject to the reporting requirements of
     Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); (iv) we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act , other than Form 8-K reports for the preceding 12 months; and (v) one year has elapsed from the date that we filed "Form 10 information" with the Securities and Exchange Commission."

DESCRIPTION OF SECURITIES, PAGE 22

12. WE NOTE YOUR DISCLOSURE ON PAGE F-11 REGARDING THE TWO NOTES THAT ARE DUE ON OCTOBER 19, 2011 FOR $5,000 EACH AND AN AGGREGATE OF 30,000 RESTRICTED SHARES OF YOUR COMMON STOCK. PLEASE DISCLOSE THE TERMS OF THE NOTES AND THE UNDERLYING SHARES OF YOUR COMMON STOCK HERE. IN ADDITION, PLEASE REVISE YOUR LIQUIDITY AND CAPITAL RESOURCES SECTION ON PAGE 16 TO DISCLOSE THE SHARES PAID IN LIEU OF INTEREST FOR THE TWO NOTES DISCLOSED ON PAGE F-11 AND PAGE 16.

RESPONSE

     In response to this comment, we have revised our filing to include a description of the terms of each $5,000 note and the underlying shares of our common stock in the section of our prospectus captioned "Description of Securities" and in the "Liquidity and Capital Resources section of our M,D &A disclosure.

CERTAIN TRANSACTIONS, PAGE 23

13. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 46 AND REISSUE. PLEASE REVISE TO ADD DISCLOSURE REGARDING THE LOANS MADE BY RELATED PERSONS DESCRIBED ON PAGES 16, F-L 1 AND F-15 PURSUANT TO ITEM 404(A) OF REGULATION S-K. IN ADDITION, PLEASE REVISE YOUR LIQUIDITY AND CAPITAL RESOURCES SECTION ON PAGE 16 TO INCLUDE THE LOAN FOR $40,000 THAT YOU DISCLOSE ON PAGE F-15.

RESPONSE

     In response to this comment, we have revised our disclosure by adding a disclosure regarding the loans made by related persons to our Liquidity and Capital Resources section and have made the disclosures required by Item 404(a) of Regulation S-K.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1

14. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 48 AND REISSUE. PLEASE REVISE TO FURNISH THE INFORMATION REGARDING YOUR SALES OF UNREGISTERED SECURITIES FOR THE PAST THREE YEARS PURSUANT TO ITEM 701 OF REGULATION S-K OR ADVISE. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE F-L 2 THAT IN APRIL 2008, YOU ISSUED 2,500 SHARES OF COMMON STOCK FOR SERVICES.

RESPONSE

     In response to this comment, we have inserted the following language under the section entitled Recent Sales of Unregistered Securities on page II-1 of our filing:

     "In April 2008, we issued 2,500 shares of restricted common stock to an individual for services for a nominal, immaterial value. These shares were issued in reliance on the exemption from registration requirements of the 33 Act provided by Section 4(2)."

EXHIBITS, PAGE II-3

15. PLEASE FILE ALL OUTSTANDING PROMISSORY NOTES AND LOAN AGREEMENTS IN YOUR NEXT AMENDMENT OR EXPLAIN WHY THIS IS NOT NECESSARY.

RESPONSE

     In response to this comment, we have added the following exhibits to our filing:

     10.1 Promissory Note dated January 5, 2011, payable to Jablonski Family, LLLP **

     10.2 Security and Pledge Agreement dated January 4, 2011, between Vincent Beatty and Jablonski Family, LLLP **

     10.3 Promissory Note dated October 20, 2010, payable to Timothy Stark **

     10.4 Promissory Note dated October 20, 2010, payable to Richy Bramos **

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Vincent Beatty
   --------------------------------
   Vincent Beatty
   President

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